SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 14)

                              TAT TECHNOLOGIES LTD.
                                (Name of Issuer)

                  ORDINARY SHARES, PAR VALUE NIS 0.90 PER SHARE
                         (Title of Class of Securities)

                                   M8740S-22-7
                                 (CUSIP Number)

                               Steven J. Glusband
                          Carter Ledyard & Milburn LLP
                     2 Wall Street, New York, New York 10005
                                 (212) 732-3200
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                DECEMBER 24, 2008
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M40184 10 9

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON:
     Isal Amlat Investments (1993) Ltd.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
     Not applicable.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)  [x]
     (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS:
     BK
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e):         [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION:
     Israel
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER:
                        4,632,351 Ordinary Shares *
  NUMBER OF        -------------------------------------------------------------
   SHARES          8    SHARED VOTING POWER:
BENEFICIALLY            -0-
  OWNED BY         -------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER:
 REPORTING              4,632,351 Ordinary Shares *
PERSON WITH        -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER:
                        -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,632,351 Ordinary Shares *
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     70.69%**
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON:
     CO
--------------------------------------------------------------------------------

----------

* Isal Amlat Investments (1993) Ltd. ("Isal Investments") is the beneficial owner of 4,632,351 ordinary shares of TAT Technologies Ltd. (the "Issuer"). Isal Investments is the beneficial owner of 79.33% of the ordinary shares of TAT Industries Ltd. ("TAT Industries"), which shares are held by its wholly owned subsidiary, Isal Industries (1994) Ltd. ("Isal Industries"). TAT Industries directly holds 3,845,908 ordinary shares of the Issuer. In addition, Isal Investments is the beneficial owner of 786,443 ordinary shares of the Issuer held by Isal Industries.

** Based on 6,552,671 ordinary shares that the Issuer advised were issued and outstanding as of December 24, 2008.

CUSIP No. M40184 10 9

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON:
     Isal Amlat Industries (1994) Ltd.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
     Not applicable.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)  [x]
     (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS:
     BK
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e):         [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION:
     Israel
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER:
                        4,632,351 Ordinary Shares *
  NUMBER OF        -------------------------------------------------------------
   SHARES          8    SHARED VOTING POWER:
BENEFICIALLY            -0-
  OWNED BY         -------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER:
 REPORTING              4,632,351 Ordinary Shares *
PERSON WITH        -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER:
                        -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,632,351 Ordinary Shares *
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     70.69%**
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON:
     CO
--------------------------------------------------------------------------------

----------

* Isal Investments is the beneficial owner of 4,632,351 ordinary shares of the Issuer. Isal Investments is the beneficial owner of 79.33% of the ordinary shares of TAT Industries, which shares are held by its wholly owned subsidiary, Isal Industries. TAT Industries directly holds 3,845,908 ordinary shares of the Issuer. In addition, Isal Investments is the beneficial owner of 786,443 ordinary shares of the Issuer held by Isal Industries.

** Based on 6,552,671 ordinary shares that the Issuer advised were issued and outstanding as of December 24, 2008.

CUSIP No. M40184 10 9

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON:
     TAT Industries Ltd.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
     Not applicable.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)  [x]
     (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS:
     BK
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e):         [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION:
     Israel
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER:
                        3,845,908 Ordinary Shares *
  NUMBER OF        -------------------------------------------------------------
   SHARES          8    SHARED VOTING POWER:
BENEFICIALLY            -0-
  OWNED BY         -------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER:
 REPORTING              3,845,908 Ordinary Shares *
PERSON WITH        -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER:
                        -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,845,908 Ordinary Shares *
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     58.69%**
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON:
     CO
--------------------------------------------------------------------------------

----------

* Isal Investments is the beneficial owner of 4,632,351 ordinary shares of the Issuer. Isal Investments is the beneficial owner of 79.33% of the ordinary shares of TAT Industries, which shares are held by its wholly owned subsidiary, Isal Industries. TAT Industries directly holds 3,845,908 ordinary shares of the Issuer.In addition, Isal Investments is the beneficial owner of 786,443 ordinary shares of the Issuer held by Isal Industries.

** Based on 6,552,671 ordinary shares that the Issuer advised were issued and outstanding as of December 24, 2008.

ITEM 1. SECURITY AND ISSUER.

     ITEM 1 OF THIS STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

     This Amendment No. 14 to the Statement on Schedule 13D/A dated June 15, 2004 is being filed to report the purchase by Isal Investments and TAT Industries of an aggregate of 149,000 ordinary shares, NIS 0.90 par value, (the "Ordinary Shares") of the Issuer. The address of the principal executive office of the Issuer is Re'em Industrial Park, Neta Boulevard, Bnei Ayish, Gedera 70750, Israel.

ITEM 2. IDENTITY AND BACKGROUND.

     ITEM 2 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

     Isal Investments is a holding company incorporated under the laws of the State of Israel. The address of Isal Investments' principal executive offices is Medinat Hayehudim 85, Herzelya Pituach, 46140, Israel.

     Isal Industries, a wholly owned subsidiary of Isal Investments, is a holding company incorporated under the laws of the State of Israel. The address of Isal Industries' principal executive offices is Medinat Hayehudim 85, Herzelya Pituach, 46140, Israel.

     TAT Industries is a holding company incorporated under the law of the State of Israel, whose shares are traded on the Tel Aviv Stock Exchange. The address of TAT Industries' principal executive offices is Re'em Industrial Park, Neta Boulevard, Bnei Ayish 79485, Israel.

     During the last five years, none of Isal Investments, Isal Industries, TAT Industries or, any of the directors and executive officers of the respective corporations listed on Schedule 1 hereto, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it, he or she was or is subject to a judgment, decree or final order either enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     ITEM 3 OF THIS STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

     The purchase price paid by Isal Industries for the acquisition of 141,443 Ordinary Shares of the Issuer from TA-Top Limited Partnership ("TA-Top") pursuant to an amendment to a share purchase agreement with Ta-Top, dated July 17, 2008, as described in Item 4 below, was approximately $2.7 million, all of which amount was paid by Isael Industries from its working capital.

     The purchase price paid by TAT Industries for the acquisition of 7,557 Ordinary Shares of the Issuer on the Tel Aviv Stock Exchange pursuant to a stock purchase program announced in September 2008, as described in Item 4 below, was approximately $ 60,748, all of which amount was paid by TAT Industries from its working CAPITAL.

ITEM 4. PURPOSE OF TRANSACTION.

     ITEM 4 OF THIS STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING :

     Isal Investments is a party to an agreement and an amendment to such agreement with Ta-Top dated November 14, 2007 and July 17, 2008, respectively. On December 19, 2007, Isal Industries (a whollyowned subsidiary of Isal Investments) purchased 600,000 Ordinary Shares, or 9.2% of the Issuer's then outstanding Ordinary Shares, from Ta-Top, a wholly-owned subsidiary of Ta-Top Ltd., an Israeli private company wholly-owned by FIMI Opportunity Fund ("FIMI"), at a price of approximately $21.00 per share. The agreement between Isal Investments and Ta-Top also provided for a mutual put and call option exercisable after one year with respect to the remaining 241,443 Ordinary Shares of the Issuer (approximately 3.7% of the Issuer's outstanding shares) beneficially held by TA-Top. On July 17, 2008, Isal Investments and Ta-Top entered into an amendment to their agreement, according to which 141,443 Ordinary Shares of the Issuer held by Ta-Top was to be purchased by Isal Industries in December 2008 at a price per share of $19.343. Ta-Top will retain a put option to sell its remaining 100,000 Ordinary Shares of the Issuer to Isal Industries for a one month period, starting on December 20, 2009. In the event that Ta-Top does not exercise this option, Isal Investments will have a call option to purchase the remaining 100,000 Ordinary Shares for a one month period starting on January 21, 2010. The exercise price of the call and put options is $19.343 per share, with interest as provided in the agreement. On December 22, 2008 Isal Industries purchased 141,443 Ordinary Shares of the Issuer.

     On September 8, 2008, the board of directors of TAT Industries, authorized TAT Industries to purchase up to NIS 10 million (approximately $2.8 million) of the Issuer's Ordinary Shares through December 2008. From September 9, 2008 to September 26, 2008 TAT Industries purchased 219,843 Ordinary Shares, constituting 3.35%of the Issuer's Ordinary Shares. On September 28, 2008 TAT Industries purchased an additional 7,557 Ordinary Shares, constituting 0.12% of the Issuer's Ordinary Shares.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     ITEM 5 OF THIS STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

     (A) (B) Isal Investments, Isal Industries and TAT Industries are the beneficial owners of 3,845,908 Ordinary Shares of the Issuer held by TAT Industries, which constitute approximately 58.69% of the 6,552,671 Ordinary Shares that the Issuer advised were issued and outstanding as of December 24, 2008. Isal Investments, Isal Industries and TAT Industries have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 3,845,908 Ordinary Shares of the Issuer held by TAT Industries.

     Isal Investments and Isal Industries are the beneficial owners of 786,443 Ordinary Shares of the Issuer held by them, which constitute approximately 12% of the 6,552,671 Ordinary Shares that the Issuer advised were issued and outstanding as of December 24, 2008. Isal Investments and Isal Industries have the shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 786,443 Ordinary Shares of the Issuer held by Isal Industries.

     (c) The following table sets forth all the transactions in the Ordinary Shares of the Issuer effected by TAT Industries since the filing of Amendment No. 13 to the Statement on Schedule 13D/A, dated December 24, 2008.

       DATE OF PURCHASE BY       NUMBER OF ORDINARY
         TAT INDUSTRIES           SHARES PURCHASED       PRICE PER SHARE
         --------------           ----------------       ---------------

           09.28.2008                    7,557                $   8.04
           12.22.2008                  141,443                $ 19.343

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          See Item 4.

ITEMS 7. MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1 Agreement between Isal Investments (1993) Ltd. and Ta-Top Limited Partnership dated November 14, 2007 *

     Exhibit 2 Amendment to Agreement between Isal Investments (1993) Ltd. and Ta-Top Limited Partnership dated July 17, 2008 *

     ----------

     * previously filed

                                   SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 14 to the Statement is true, complete and correct.

Date: December 24, 2008

                                              Isal Amlat Investments (1993) Ltd.

                                              By: /s/ Eran Saar
                                              -----------------
                                              Name: Eran Saar
                                              Title: Chief Executive Officer


                                              Isal Amlat Industries (1994) Ltd.

                                              By: /s/ Eran Saar
                                              -----------------
                                              Name: Eran Saar
                                              Title: Director


                                              TAT Industries Ltd.

                                              By: /s/ Yaron Shalem
                                              --------------------
                                              Name: Yaron Shalem
                                              Title: Chief Financial Officer

                                                                      SCHEDULE 1

                         LIST OF OFFICERS AND DIRECTORS

ISAL AMLAT INVESTMENTS (1993) LTD.

NAME                                    POSITION
Giora Inbar                             Chairman of the Board of Director
Amos Sapir                              Director
Jaime Shulman                           Outside Director
Alexander Patishi                       Outside Director
Daniella Yaorn Zolelr                   Director
Eran Saar                               Chief Executive Officer
Eitan Finkelstein                       Chief Executive Officer Maof Non- Ferrous Metals Ltd. and Finkelstein Metals Ltd.
Shmuel Fledel                           Chief Executive Officer TAT Industries Ltd. and TAT Technologies Ltd.

ISAL AMLAT INDUSTRIES (1994) LTD.

NAME                                    POSITION
Eran Saar                               Director

TAT INDUSTRIES LTD.

NAME                                    POSITION
Giora Inbar                             Chairman of the Board of Director
Shmuel Fledel                           Chief Executive Officer
Yaron Shalem                            Chief Financial Officer
Itamar Shani                            Outside Director
Yeshaayahu Perl                         Outside Director
Eran Saar                               Director
Daniella Yaorn Zolelr                   Director
Avraham Ortal                           Director
Ehud Netivi                             Chief Executive Officer of Limco- Piedmont Inc.
Robert L. Koch                          Chief Executive Officer of Limco- Piedmont Inc.